Exhibit H(46)

RULE 22C-2 INFORMATION SHARING AND TRADE RESTRICTION AGREEMENT

This Information Sharing and Trading Restriction Agreement is made this 2nd day of April, 2007 by and between Massachusetts Mutual Life Insurance Company (“Intermediary”) and the MassMutual Select Funds (referred to herein collectively as the “Funds” and individually as a “Fund”).

Recitals

Intermediary’s Retirement Services division provides recordkeeping and investment services to employer-sponsored retirement plans (“Plans”). Pursuant to a Shareholder Servicing Agreement or similar agreement between the parties, Intermediary makes Fund shares available for purchase by Plans, and by insurance company separate accounts units of which are available for purchase by Plans. Intermediary aggregates Plans’ purchases and sales of Fund shares and submits them to the Funds or its designee for processing on a daily basis.

Pursuant to Securities and Exchange Commission Rule 22c-2, the Funds wish to obtain information from Intermediary with regard to Fund shares purchased and sold by Plans and Plan participants and to secure Intermediary’s cooperation in policing market timing and other excessive trading activity by Plans and Plan participants (collectively “Shareholders”).

The Intermediary and the Funds hereby agree as follows.

Terms and Conditions

1.	Agreement to Provide Information. The Intermediary agrees to provide certain information to the Funds solely for the purpose of facilitating the Funds’ compliance with Securities and Exchange Commission Rule 22c-2. The Intermediary agrees to provide the Funds, upon written request, information regarding Plan- and Plan participant-directed exchanges resulting directly or indirectly in the purchase, redemption, transfer or exchange of Fund shares during the period covered by the request (“Information”). Information shall include each Plan’s or participant’s tax identification number or other unique identifier as determined by the Intermediary. The specific format and content of Information to be provided by the Intermediary shall be as mutually agreed on by the parties. In no event will the Intermediary be required to provide Information in a form or format not supported by its electronic information systems. The Funds acknowledge and agree that the Intermediary will provide only such Information to the Funds as the Intermediary is permitted to provide without Shareholder consent under applicable laws, rules and regulations. If the Intermediary is required by law to obtain Shareholder consent in order to provide Information to the Funds, the Intermediary will use reasonable efforts to obtain such consent.

1.1

Period Covered by Request. Requests from the Funds for Information (“Requests”) shall set forth the specific period for which Information is sought. In no event shall such period begin more than six months prior to the date of the Request. The Funds will not request Information more often than once in any twelve-month period except for good cause. For purposes of this Agreement, good cause will exist where the Funds have a reasonable belief that Shareholder transactions submitted to the Funds indicate potential market timing or excessive trading activity or other violation of policies established by the Funds for purposes of eliminating or reducing any dilution of the value of outstanding Fund shares.

1.2	Form and Timing of Response. The Intermediary agrees to transmit the requested Information held on its books and records to the Funds or its designee as soon as reasonably practicable after receipt of a Request. If the requested Information is held by a third party responsible for processing transactions on behalf of one or more Shareholders (a “Second Tier Intermediary”), the Intermediary will use reasonable efforts to obtain the requested Information and transmit the same to the Funds as soon as reasonably practicable. In the event that a Second Tier Intermediary fails to provide the requested Information within ten (10) days, Intermediary agrees to prohibit further purchases of Fund shares through such Second Tier Intermediary until such time as the requested Information is provided.

1.3	Limitations on Use of Information. The Funds will not use Information received from the Intermediary under this Agreement for any purpose other than as necessary to comply with Rule 22c-2. Without limiting the forgoing, the Funds specifically agree not to disclose Information to any third party except as required by law or use Information for marketing, sales or any other purpose not directly related to its obligations under Rule 22c-2.

1.4	Costs. The Funds agree to reimburse the Intermediary for the reasonable, direct costs of responding to the second and any subsequent Requests made within a twelve-month period except for Requests made with good cause.

1.5	Statement of Fund Polices. Upon execution of this Agreement, the Funds will provide the Intermediary with a statement of the Fund’s policies with respect to market timing and other trading that may have the effect of diluting the value of outstanding Fund shares.

2. Agreement to Restrict Trading. The Intermediary agrees to execute written instructions from the Funds to restrict trading by any Shareholder that has been identified by the Funds as having engaged in transactions of Fund shares that violate policies established by the Funds for the purpose of eliminating or reducing market timing or any other potential dilution of the value of outstanding shares issued by the Fund.

2.1	Form of Instructions. Instructions will include the taxpayer identification number or other unique identifier of the Shareholder account to be restricted. Instructions will also include a written explanation, suitable for delivery to the Shareholder, of the nature of the violation resulting in the restriction.

2.2	Timing and Nature of Restriction to be Imposed. In the event that the Funds instruct the Intermediary to restrict trading by a Shareholder as provided for above, the Intermediary will, within a reasonable time, prohibit the Shareholder from submitting any transaction requests for Fund shares by telephone, Internet, facsimile or by other electronic means for a period of six months.

2.3	Confirmation by Intermediary. The Intermediary will provide written confirmation to the Funds each time trading restrictions are imposed as described herein.

3.	Miscellaneous

3.1	This agreement shall be effective on the date first written above and shall continue in effect until terminated as provided in this section. This Agreement may be terminated by either party upon written notice to the other party. This Agreement will automatically terminate in the event that Fund shares are no longer available for purchase by any Plan.

3.2	Any written instructions, Requests, confirmations or other communications required or allowed by this Agreement may be made by electronic means including but not limited to email and facsimile unless otherwise specified by either party.

3.3	This Agreement does not supercede any other agreement between the parties except with respect to matters specifically addressed herein.

3.4	References herein to Fund shares refers to Fund shares held directly by any Plan or Plan participant as well as any Fund shares held indirectly through Intermediary’s separate investment accounts.

3.5	The Funds agree to hold Intermediary harmless for and against any damages incurred by Intermediary resulting from Intermediary’s imposition of trading restrictions on any Shareholder pursuant to instructions received from the Funds.

Massachusetts Mutual Life Insurance Company

By /s/ Eric Wietsma
Eric Wietsma

Title Vice President

Date April 2, 2007

MassMutual Select Funds

By /s/ Nicholas Palmerino
Nicholas Palmerino

Title CFO and Treasurer

Date April 2, 2007